FORM 11-K


                    SECURITIES AND EXCHANGE COMMISSION


                          Washington, D.C.  20549


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1998

                                    OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


For the transition period from                to               .


Commission file number 0-15374



              Pentech International Inc. 401(k) Plan
  (Full title of the plan and address of the plan, if different from that of the issuer named below)



                       PENTECH INTERNATIONAL INC.
                          195 Carter Drive
                        Edison, New Jersey 08817
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                  PENTECH INTERNATIONAL INC. 401(k) PLAN

                   OCTOBER 1, 1997 TO DECEMBER 31, 1997

                     AND YEAR ENDED DECEMBER 31, 1998




                                 CONTENTS

                                                                       Page





Independent auditors' report                                              1

Statements of net assets available for plan benefits                      2

 Statement  of changes in net assets available for
 benefits with fund information, year ended
 December 31,  1998                                                      3

Statement of changes in net assets available for
 benefits with fund information, October 1, 1997
 to December 31, 1997                                                     4

Notes to financial statements                                        5 - 10

Supplemental schedules:

    Line 27(a) - Schedule of assets  held for investment                 12

    Line 27(d) - Schedule of reportable transactions                     13

Signatures14

                       Independent Auditors' Report




Board of Directors
Pentech International Inc. 401(k) Plan
Edison, New Jersey

We have audited the accompanying statements of net assets available for plan benefits of Pentech International Inc. 401(k) Plan ("Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and the period from October 1 to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and the period from October 1 to December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 17, 1999                     Drucker, Math & Whitman, P.C.

              PENTECH INTERNATIONAL INC. 401(k) PLAN
           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         DECEMBER 31, 1998 AND 1997







                                         1998                     1997

Cash                                    $     -                  $ 6,382

Investments, at fair market value:
  Morgan Stanley Dean Witter ( MSDW )
   Liquid Asset Fund                       39,145                  28,263
  MSDW U.S.  Govenment Money Market Trust     461                   -
   MSDW Dividend Growth Securities        412,168                 379,157
  MSDW U.S. Government Securities Trust    37,672                  30,299
  MSDW Global Dividend Growth             117,108                 108,560
  Pentech International Inc. Stock        115,559                 329,052
  Participant loans                        18,414                  10,624

                                          740,527                 892,337

Contributions receivable:
 Participants                                 -                    10,475
 Employer                                     -                     2,940

                                              -                    13,415

  Net assets available for plan
   benefits                           $   740,527               $ 905,752

















                    See notes to financial statements.

              PENTECH INTERNATIONAL INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR YEAR ENDING DECEMBER 31, 1998



                                    Morgan   Morgan     Morgan     Morgan
                            Morgan  Stanley  Stanley    Stanley    Stanley
                            Stanley Dean     Dean       Dean       Dean     Pentech
                            Dean    Witter   Witter     Witter     Witter   Inter-
                            Witter  US Gov't Dividend   U.S.       Global   national
                            Liquid  Money    Growth     Government Dividend Inc.    Loan
                       Cash Assets  Market   Securities Securities Growth   Stock   Fund Other Total


Additions to net assets
 attributed to:
  Investment income:
    Dividends and interest $- $1,315 $ 18   $16,699    $2,028    $10,438    $ -     $993  $-  $31,491
    Realized gain (loss)    -    -    122    31,240         -        966     (32,308)  -   -   20
    Unrealized gain (loss)  -    -      -    18,211        231     1,620    (210,469)  -   -   (190,407)
                            0  1,315  140    66,150      2,259    13,024    (242,777) 993  -   (158,896)

  Contributions:
    Participants'      133,736   -      -       -          -          -      -          -   -   133,736
    Employer's             -     -      -       -          -          -      33,288     -   -    33,288
    Participant rollover 2,205   -      -       -          -          -      -          -   -     2,205
     contributions         -     -      -       -          -          -      -          -   -        0
                       135,941   -      -       -          -          -      33,288     -   -    169,229

    Total additions    135,941 1,315   140  66,150      2,259     13,024    (209,489)  993  -    10,333

Deductions from net assets
 attributed to:
  Benefits paid      (175,558)   -     -      -          -          -           -       -   -    (175,558)

    Total deductions (175,558)   -     -      -          -          -           -       -   -    (175,558)

    Net increase
     (decrease)     (39,617)  1,315  140  66,150      2,259     13,024     (209,489)   993  -    (165,225)

Net assets available
  for benefits:
    Beginning of year 6,382  28,263  -   379,157     30,299    108,560      329,052    11,688 12,351 905,752

    Transfers        33,235  9,567  321  (33,139)     5,114    (4,476)     (4,004)      5,733  (12,351)   -

    End of year     $ -     $39,145 $461 $412,169   $37,672   $117,108    $115,559    $ 18,414 $ -   $ 740,527



See notes to financial statements.








PENTECH INTERNATIONAL INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
OCTOBER 1, 1997 TO DECEMBER 31, 1997




                                    Participant directed                        Employer directed
                                    Dean       Dean       Dean     Pentech      Pentech
                             Dean   Witter     Witter     Witter   Inter-       Inter-
                             Witter Dividend   U.S.       Global   national     national
                             Liquid Growth     Government Dividend Inc.         Inc.
                        Cash Assets Securities Securities Growth   Stock  Other Stock  Other Total

Additions to net assets
 attributed to:
  Investment income:
    Dividends and interest $98 $309 $4,467     $455     $8,300     $ -     $ -    $ -    $ -   $ 13,629
    Realized gain (loss)    -   -    8,049      128        959     (186)     -      -      -      8,950
    Unrealized gain (loss)  -   -    (2,474)     70    (14,300)    20,266    -      -      -      3,562
    Exchange           (4,290) 8,751 (4,666)     -          -       (683)    -      -      -      (688)
                       (4,192) 9,060   5,576    653     (5,041)    19,397    -      -      -      25,453

    Less: investment
     expenses            -       -      -         -        -          -      -      -      -         -
                       (4,192) 9,060   5,576    653     (5,041)    19,397    -      -      -       25,453

  Contributions:
    Participants'     (20,568)  -     22,544   5,931    16,317      2,027    1,442   -     -       27,693
    Employer's           -      -        -       -          -          -       -     6,412 722     7,134
    Participant loan
     repayments          -      -      1,097     206        -       1,097    (2,400)   -     -       -
    Participant rollover
     contributions       -      -     21,297      -         -          -       -       -     -      21,297
                     (20,568)   -     44,938    6,137     16,317    3,124     (958)    6,412 722   56,124

    Total additions  (24,760) 9,060   50,514    6,790     11,276   22,521     (958)    6,412  722   81,577

Deductions from net assets
 attributed to:
  Benefits paid      (24,548)   -     27,367    4,554     12,683    1,937       -        -     -      21,993
  Loans to participants   -     -      -          -          -          -       -        -     -        -
  Miscellaneous           -     -      -          -          -          -       -        -     -        -

    Total deductions (24,548)   -     27,367    4,554     12,683    1,937       -        -     -      21,993

     Net increase
      (decrease)     (212)     9,060   23,147   2,236     (1,407)    20,584     (958)    6,412 722     59,584

Net assets available
  for benefits:
    Beginning of year 6,594  19,203  356,010   28,063    109,967   247,955     22,057   54,101 2,218  846,168

    End of year    $ 6,382 $ 28,263 $ 379,157 $ 30,299 $108,560   $268,539    $ 21,099  $60,513 $2,940 $ 905,752




See notes to financial statements.

                  PENTECH INTERNATIONAL INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                     AND YEAR ENDED DECEMBER 31, 1998


1. Description of the Plan:

 The following brief description of the Pentech International
 Inc. 401(k) Plan ("Plan") is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan documents.

  General:

 The Plan, as amended and restated, began on April 1, 1993 and is a defined contribution plan covering all eligible employees of Pentech International Inc. ("Company"). Employees are eligible to participate when they have completed six months of service and have reached age twenty and one-half. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended and restated on April 1, 1995 to exclude collective bargaining employees. The Plan was amended and restated on April 1, 1996 to include an employer matching provision. The amount of the employer match is a percentage of the participants contributions (up to a maximum of 6% of compensation), and is such percentage as is determined by the employer. For the period from October 1 to December 31, 1997 and the year ended December 31, 1998, the employer matching was 33% of the participants contributions, limited to the 6% maximum.

 The Plan was amended effective October 1, 1997 to change the Plan year end from September 30 to December 31. Accordingly, financial statements have been prepared for the period from October 1 to December 31, 1997.

  Administration of Plan assets:

 The assets of the Plan are administered under a trust agreement between the Plan and a trustee designated by the Company.
 Administrative expenses of the Plan are paid by the Company.
 Investment expenses, i.e. commissions, are charged to participants' accounts at the time of withdrawal. No investment expenses were incurred during the periods presented.

  Contributions:

  Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to 20% of their gross annual compensation subject to deferral and non-discrimination limitations under the Internal Revenue Code.

                  PENTECH INTERNATIONAL INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                     AND YEAR ENDED DECEMBER 31, 1998

1. Description of the Plan: (continued)

   Contributions: (continued)

 The Company makes a matching contribution, as described above, or may make a profit sharing contribution, or both, as determined by the Company. Such Company contributions are subject to the provisions and limitations prescribed by the Plan. Company matching contributions are invested in Company stock, while Company profit sharing contributions, if any, are invested in the same funds in which the participants chose to invest their contributions.

     Participants' accounts:

 Each participant's account is credited with the participant's and the Company's contributions, if any, and forfeitures of terminated participants' nonvested amounts are used to reduce Company contributions. Income and profits attributable to the assets of the Plan are allocated among the participants' accounts in relation to their account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant s vested account.

     Vesting:

 Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company matching and profit sharing contributions, if any, plus earnings thereon is based on years of service as follows: Less than 2 years, none; 2 years but less than 3, 20%; 3 years but less than 4, 40%; 4 years but less than 5, 60%; 5 years but less than 6, 80%; 6 years or greater, 100%.

   Investment options:

   Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of six investment options:

  Morgan Stanley Dean Witter Liquid Asset Fund - Funds are invested in a money market account which earns a market interest rate.

  Morgan Stanley Dean Witter U.S. Government Money Market Trust -
  Funds are invested in U.S. Government obligations which earns a market interest rate.

  Morgan Stanley Dean Witter Dividend Growth Securities Fund -
  Funds are invested in shares of a registered investment company that invests mainly in common stocks.

                  PENTECH INTERNATIONAL INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                     AND YEAR ENDED DECEMBER 31, 1998

1. Description of the Plan: (continued)

  Investment options: (continued)

  Morgan Stanley Dean Witter Global Dividend Growth Fund - Funds are invested in shares of a registered investment company that invests mainly in U.S. and foreign common stocks.

  Morgan Stanley Dean Witter U.S. Government Securities Fund -
  Funds are invested in a registered investment company that invests mainly in U.S. Government Securities.

  Pentech International Inc. Stock - Funds are invested in common stock of Pentech International Inc.

  Participants may change their investment options at any time by contacting Morgan Stanley Dean Witter directly.

  Payment of benefits:

  The distribution of Plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 59 and one half. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, or in installments over a fixed reasonable period not to exceed the life expectancy of the participant. Distributions must commence at age 70 and one half even if the participant does not retire.

  Loans receivable from Plan participants:

  A participant of the Plan who needs temporary financial assistance may request a loan from the Plan. A minimum of $1,000 may be borrowed in $250 increments, subject to statutory restrictions (may not exceed the lesser of $50,000 or 50% of the vested account balance). The participant may have only one loan outstanding at any time. Loans bear interest at market rates. Loan repayments are made by payroll deduction; the participant may prepay principal and interest at any time.

  Plan termination:

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become fully vested.

                 PENTECH INTERNATIONAL INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                     AND YEAR ENDED DECEMBER 31, 1998


2. Summary of significant accounting policies:

  Basis of accounting:

  The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates. Dividend income is accrued on the ex-dividend date. Unrealized gains and losses from security transactions are reported on the specific cost method.

  Investment valuation:

  Investments are valued at fair market value based upon market quotations.

  Benefit payments:

  Benefits are recorded when paid.

  Contributions refundable:

  Contributions to the Plan made by certain participants are deemed to be excess contributions as a result of the Plan s failure to satisfy the Actual Deferral Percentage test. Such refundable contributions are recorded as a reduction of contributions received and a Plan liability if the refunds are issued within two and one-half months of the Plan s year end. Excess contributions not refunded within this time limit are
  recorded when the refunds are issued.   Excess  contributions for
  the Plan year  ended December 31, 1998   were   $11,551.   These
  contributions were refunded in April,  1999   and are included as
  a reduction of contributions received for the plan year ending December 31, 1999. For the period October 1 to December 31, 1997, there were no excess contributions to the Plan.

  Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.







                  PENTECH INTERNATIONAL INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                     AND YEAR ENDED DECEMBER 31, 1998


3. Investments:

  The fair value of individual investments which represent 5% or more of the Plan s net assets available for benefits are as follows:
                                    Shares    Fair value

  December 31,  1998:
   Morgan Stanley Dean Witter
    Liquid Asset Fund                 39,145   $ 39,145
    Morgan Stanley Dean   Witter
     Dividend Growth Securities        6,717    412,168
   Morgan Stanley Dean Witter
    U.S. Government Securities Trust   4,095     37,672
    Morgan Stanley Dean   Witter
     Global Dividend Growth            8,872    117,108
   Pentech International Inc. Stock  127,549    115,559


                                     Shares    Fair value
  December 31, 1997:
    Morgan Stanley Dean   Witter
     Dividend Growth Securities       6,977    $ 379,157
    Morgan Stanley Dean   Witter
     Global Dividend Growth           8,325      108,560
   Pentech International Inc. Stock 114,453      329,052

  As of May 31, 1999, the December 31, 1998 value of the Plan s investment in Company stock declined by $27,869 due to a decline in the share price of the stock.

4. Tax status:

  The Company has received a determination letter dated April 1998 from the Internal Revenue Service that the Plan is qualified under Sections 401(a) and 401(k) and that the related trust is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code.

5. Party-in-interest transactions:

  All expenses incurred in the operation and administration of the Plan are borne by the Company.

  Certain Plan investments are shares of mutual funds managed by Morgan Stanley Dean Witter. Morgan Stanley Dean Witter is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

                  PENTECH INTERNATIONAL INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                     AND YEAR ENDED DECEMBER 31, 1998



5. Party-in-interest transactions: (continued)

  For the year ended December 31, 1998, the Plan purchased 33,702 and sold 21,877 shares of Company stock in the public market;
  127,549 shares were held as investments at December 31, 1998.

  For the period October 1 to December 31, 1997, the Plan purchased 2,814 and sold 733 shares of Company stock in the public markets; 114,453 shares were held as investments at
    December 31, 1997.

















                          SUPPLEMENTAL SCHEDULES

                    PENTECH INTERNATIONAL INC. 401(k) PLAN
             LINE 27(a) - SCHEDULE OF ASSETS  HELD FOR INVESTMENT
                          DECEMBER 31, 1998 AND 1997


                                                                Market
                                     Shares        Cost         value

December 31, 1998:

  Morgan Stanley Dean Witter ( MSDW )
   Liquid Asset Fund                39,145      $ 39,145      $ 39,145

  MSDW U.S. Government
   Money Market Fund                   461           461           461

  MSDW Dividend Growth
   Securities                        6,717       288,786       412,168

  MSDW U.S. Government
   Securities Trust                  4,095        37,220        37,672

  MSDW Global Dividend
   Growth                            8,872       116,572       117,108

  Pentech International Inc.
   Stock                           127,549       323,137       115,559

  Participant loans, bearing
   interest of 9  1/4  - 9 1/2%         -              -        18,414

                                             $   805,321   $   740,527


December 31, 1997:

  MSDW Liquid Asset Fund           28,263    $   28,263    $    28,263

  MSDW Dividend Growth
   Securities                       6,977       273,986        379,157

  MSDW U.S. Government
   Securities Trust                 3,329        30,077         30,299

  MSDW Global Dividend
   Growth                           8,325       109,644        108,560

  Pentech International Inc.
   Stock                          114,453       331,643        329,052

  Participant loans, bearing
   interest of 9  1/4 -  9 1/2%       -             -           10,624

          Total investments                     $773,613    $  885,955

              PENTECH INTERNATIONAL INC. 401(k) PLAN
              LINE 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                PERIOD FROM OCTOBER 1 TO DECEMBER 31, 1997
                     AND YEAR ENDED DECEMBER 31, 1998






Year ended December 31, 1998:

  Nature                                                     Amount

  Sold Morgan Stanley Dean  Witter  Dividend
    Growth Securities Fund                                   $82,348

  Purchased  Morgan Stanley Dean   Witter
    Global Dividend Growth Fund                               58,303

  Purchased Pentech International Inc. Stock                  59,059





Period October 1 to December 31, 1997:

  Nature                                                     Amount

  Purchased  Morgan Stanley Dean   Witter
    Dividend Growth Securities Fund                          $44,939























                                SIGNATURES




  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  June 29, 1999
                              PENTECH INTERNATIONAL INC.
                                      401(k) PLAN




                              s/David Melnick
                              David Melnick, Plan Administrator




                              s/Libby Melnick
                              Libby Melnick, Plan Administrator




                              s/William Visone
                              William Visone, Plan Administrator